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Re:	Apple Inc.
Form 10-K for the fiscal year ended September 30, 2023
Filed on November 3, 2023
File No. 001-36743
Dear Mses. Kindelan and Collins,

On behalf of our client, Apple Inc. (the “Company”) and further to the telephone correspondence between you and Sam Whittington on April 2, 2024, we are transmitting this letter to acknowledge the Company’s receipt from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of comments (the “Comments”) in a letter dated April 2, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023 and the Company’s prior response letter dated March 20, 2024. The Company hereby requests an extension of the period of time in which the Company has to respond to the Comments. The Company expects to respond to the Comments on or before April 30, 2024 and respectfully requests an extension to such date.
Please contact me at (212) 906-1324 if you have any questions regarding this matter.
Sincerely,

/s/ Jenna B. Cooper
Jenna B. Cooper
of LATHAM & WATKINS LLP

cc:	Luca Maestri, Senior Vice President, Chief Financial Officer, Apple Inc.
Kate Adams, Senior Vice President, General Counsel and Secretary, Apple Inc.
Chris Kondo, Senior Director, Corporate Accounting and Principal Accounting Officer, Apple Inc.
Sam Whittington, Senior Director, Corporate Law, Apple Inc.
Ian Schuman, Latham & Watkins LLP